SECURITIES AND EXCHANGE COMMISSION

                                 Washington, DC

                      FORM U-12(I)-B (THREE YEAR STATEMENT)

                          Three Year Period Ending 2007

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

1.   Name and business address of person filing statement.

                           Susan L. LaBombard
                           101 Constitution Avenue, NW
                           Suite 800
                           Washington, DC 20001

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                           Not Applicable

3.   Registered  holding  companies  and  subsidiary   companies  by  which  the
     undersigned is regularly employed or retained.

                           Ameren Corporation
                           Ameren Energy Fuels and Services Company
                           Ameren Energy Generating Company
                           Ameren Services Company
                           Central Illinois Public Service Company
                           Central Illinois Light Company
                           Union Electric Company

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position.

                           Federal Affairs Representative-
                           Responsibilities - Lobby the US Congress on
                                              issues pertinent to the
                                              utility Industry
                                            - Review proposed federal


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                                              legislation to determine
                                              impact on utility
                                              industry, power generation,
                                              and fossil fuels
                                            - Communicate regularly with
                                              officers and employees of
                                              employer to keep them apprised
                                              of issues pending before the
                                              US Congress

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.



-------------------------------------------------------------------------------------------------------------------------------
        Name of Recipient                            Salary or other                               Person or Company
                                                      Compensations                              from Whom Received or
                                                                                                    to be Received
-------------------------------------------------------------------------------------------------------------------------------
                                          received (a)            to be received (b)
-------------------------------------------------------------------------------------------------------------------------------
       Susan L. LaBombard                  $ 117,010                  $ 234,020                       Ameren Corp.
                                                                                                          (0%)
                                                                                                   Ameren Services Co.
                                                                                                         (100%)
                                                                                                   Union Electric Co.
                                                                                                          (0%)
                                                                                                 Cent. IL Pub. Ser.
                                                                                                           Co.
                                                                                                          (0%)
-------------------------------------------------------------------------------------------------------------------------------

5.   (b) Not Applicable.

6.   (To be answered in supplementary statement only.)




Date:  2/6/04                                 by  /s/ Susan L. LaBombard
                                                --------------------------------
                                                      Susan L. LaBombard